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Lukas Pospichal

Managing Director, GreenBook, AMA New York

Greater New York City Area

Message   • • •

G **GreenBook**

 **University of Economics, Prague**

📇 **See contact info**

👥 **500+ connections**

Experience

Managing Director

GreenBook

Mar 2005 – Present · 14 yrs 3 mos

Greater New York City Area

GreenBook provides insights professionals with engaging, useful, and forward-looking resources. During my tenure as Managing Director, we have transformed GreenBook from its origins as a business directory into a leading marketing, content, and community platform serving the global insights industry.

 **Managing Director**

New York American Marketing Association

Feb 2013 – Present · 6 yrs 4 mos

Greater New York City Area

Marketing Manager

GreenBook Directory

May 2003 – Feb 2005 · 1 yr 10 mos

Project Manager

Corona o.p.s.

Apr 2000 – Jan 2002 · 1 yr 10 mos

Marketing Manager

Le Cheque Dejeuner s.r.o.

Sep 1997 – Mar 2000 · 2 yrs 7 mos

Education

University of Economics, Prague

Master's, Economics, Management, Marketing

1995 – 2001

Ecole des Hautes Etudes Commerciales (HEC), Paris

Exchange Program, Marketing

     

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Skills & Endorsements

Customer Insight · 40

Endorsed by **Jay Zaltzman and 8 others who are highly skilled at this**

Endorsed by **2 of Lukas' colleagues at GreenBook**

Market Research · 24

Endorsed by **Leonard Murphy and 9 others who are highly skilled at this**

Endorsed by **2 of Lukas' colleagues at GreenBook**

Marketing Strategy · 21

Maryana Hordeychuk and 20 connections have given endorsements for this skill

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